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Filed by ValueClick, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: ValueClick, Inc.
Commission File Number: 000-30135

The following communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about the proposed ValueClick, Inc./Mediaplex, Inc. merger. The following factors, among others, could cause actual results to differ materially from those described herein: failure of the ValueClick or Mediaplex stockholders to approve the merger; the risk that the ValueClick and Mediaplex businesses will not be integrated successfully; the costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger; and other economic, business, competitive and/or regulatory factors affecting ValueClick's and Mediaplex's businesses generally. More detailed information about those factors is set forth in filings by ValueClick and Mediaplex with the Securities and Exchange Commission, including ValueClick's most recent Annual Report on Form 10-K and Current Reports on Form 8-K. ValueClick is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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Set forth below are remarks made by James Zarley, Chief Executive Officer and Chairman of the Board of ValueClick, Inc., and Kurt Johnson, Chief Financial Officer of ValueClick, Inc., during a conference call on July 26, 2001 to discuss ValueClick's earnings press release.

VALUECLICK, INC.

Moderator: Kurt Johnson

July 26, 2001
3:30 pm CT

OPERATOR: Good afternoon, my name is (Terry). And I will be your conference facilitator today. At this time I would like to welcome everyone to the ValueClick Second Quarter Earnings conference call. I would like to remind everybody that the primary purpose of this call is to provide information about the quarter just ended. ValueClick may, during the course of this conference call, also make forward-looking statements regarding future events or the future performance of the company. These statements may involve estimates of future operating results including estimates of specific revenue and expense items and earnings per share, as well as information about new products, initiatives and acquisitions. Forward-looking statements inherently involve risk and uncertainty. And therefore actual events or results can differ materially from those stated or implied in the forward-looking statements. We refer you to the documents that ValueClick files from time to time with the Securities Exchange Commission, including ValueClick's Registration Statement on Form S-1 declared effective March 30, 2000, recent quarterly reports on Form 10-Q, current reports on Form 8-K and subsequent filed reports on Forms 10-K, 10-Q and 8-K. These documents contain and identify important factors that could cause actual results to differ materially from those contained in any forward-looking statement, including without limitation those factors described under the caption "Risk Factors" and "Management's Discussions and Analysis of Financial Condition and Results of Operation." All lines have been placed on mute to prevent any background noise. After the speaker's remarks there will be a question and answer period. If you would like to ask a question during that time, simply press the number one on your telephone keypad. Questions will be taken in the order they are received. If you would like to withdraw your question, press the pound key. I will now turn the call over to Jim Zarley, Chairman and Chief Executive Officer of ValueClick, Inc. Thank you, Mr. Zarley. You may begin.

JAMES ZARLEY: Good afternoon, and thank you for joining us for ValueClick's second quarter 2001 conference call. Joining me on today's call are Sam Paisley, our Chief Operating Officer, and Kurt Johnson, our Chief Financial Officer, who will review our financial performance. Before turning the presentation over to Kurt, I'd like to take a few moments to provide an overview of ValueClick's performance in the second quarter. After Kurt is finished, I'll take a moment to recap and then we will answer any questions you may have. In terms of our financial performance, I am proud to announce that we beat our earnings expectations in the second quarter, extending our streak to five straight quarters of exceeding earnings expectations since becoming a public company in what, I might add, has been a very difficult market. We are particularly pleased that we were able to continue this streak in the face of two formidable challenges: first, the ongoing softness in the advertising market led us to finish below our revenue targets and, second, a decrease in income due to interest rate reductions this year. One of ValueClick's primary objectives has always been to establish a track record of consistent performance that our shareholders can count on. In terms of earnings, we have done that by once again maintaining our gross margins, and by continuing to realize cost savings due to the consolidation of acquired companies. In terms of our top-line revenue, there is still work to do. But we are encouraged by what appears to be a stabilization in the US market, where we've achieved consistent performance for the past five months. With the success that we're having in the US, we are cautiously optimistic that we will begin to see a gradual increase domestically in the coming months. A predominant cause for the shortfall in our overall revenue in the second quarter was our Asian operations, which are continuing to experience a softer market than expected—the kind of softness that our US operations began to feel about fifteen months ago. To a lesser extent, we are seeing a similar trend in our European operations. With that in mind, we are expecting flat performance from those divisions through the end of 2001. In the meantime, though, in a proactive effort to speed the recovery cycle abroad, we are proceeding with strategies that proved successful in the US during the past year, such as technology enhancements and the introduction of new products. It is certainly worth noting that despite this environment, the gross margins from our international unit have remained strong. As Kurt will note, because of all of these factors we are continuing to be cautious on revenue projections through the third quarter and beyond. On the product side, in the second quarter we continued our strategic expansion plan by introducing two new products, and by announcing a very important acquisition. First, the new products: ValueClick has always been the leader in performance-based advertising as it pertains to measuring the immediate response to an ad campaign. But as all savvy marketers understand, these campaigns also have a positive impact on the company's branding objectives. So, in order to better serve those advertisers for whom branding is a primary digital marketing objective, and to provide all clients with a more holistic view of their marketing performance, ValueClick has introduced two new innovations: first, we have enhanced our ad-serving and reporting technology to accommodate impression-based campaigns in addition to performance-based campaigns. This move signals the completion of our plan to seamlessly support all ad pricing models, providing ValueClick with an even greater ability to offer the best solution for both our advertiser and publisher partners, based on their specific and unique objectives. Second, we introduced streaming media capabilities in the second quarter, through a combination of proprietary technology enhancements and the development of key strategic partnerships. In addition, ValueClick recently announced the intent to acquire Mediaplex, Inc., a leading digital messaging and technology company that is highly complementary to ValueClick. For example: in terms of ad-serving technology, ValueClick's proprietary system is very website-focused, whereas Mediaplex's system—which they sell as a standalone product—is more advertiser-focused. Therefore, our combined technologies enable us to serve both markets equally well. And, as Mediaplex has been licensing their technology for some time now, they already have a technology sales force in place, which will allow ValueClick to penetrate the industry and license our own technology much more rapidly than if we were starting from scratch.

Conversely, ValueClick's strong presence in both the US and abroad will significantly increase Mediaplex's distribution channels around the world. Mediaplex's profitable AdWare division is an applications service provider that supplies management information systems to the marketing communications industry in over twenty countries. The products that AdWare offers range from content management and project management to media buying, billing and payment systems. Finally, Mediaplex has the ability to innovatively manage electronic Customer Relationship Management programs across multiple platforms such as traditional ad-serving, email, and wireless devices. While those areas are very complementary, an equally attractive part to this deal is the areas that overlap between the companies. Our combined senior management team is confident that the economies of scale and cost efficiencies that will be gained from the consolidation of our two companies will allow the new combined entity to reach profitability by the end of this year, with no shareholder dilution and while preserving a very strong combined cash reserve. We are very excited by this new acquisition, and believe that it will continue to distance ValueClick from our competition. Now, I'd like to turn the program over to Kurt Johnson, who will highlight our financial results.

KURT JOHNSON: Thanks, Jim. I'll now share with you additional details of our financial results. In the second quarter of this year we generated $9.7 million in revenue from our performance advertising services, or a 41% reduction over the same period in 2000. Despite this year-over-year decline in revenue, we were still successful in managing our gross margins to 51% of revenue, which was on the high end of our guidance for this past quarter. Gross profits were $4.9 million for the second quarter of 2001, or a reduction of 37% over the second quarter of 2000. This reduction in gross margin dollars was a result of the lower sales volume during the quarter. I'll now share with you our operating expenses: during this past quarter, we continued the cost reduction programs we initiated earlier in the year, which included realizing the potential cost savings from our prior acquisitions, as well as fine tuning our core operations to minimize both the fixed and variable expenses of our company. The results of these efforts allowed us to reduce our overall operating expenses by $1.1 million in the second quarter compared to the first quarter of this year. Specifically, our sales and marketing expenses were reduced to $2.8 million, or 29% of revenue, in this last quarter, compared to $3.0 million in the first quarter of 2001. General and administrative expenses were $3.0 million in the quarter, or 31% of revenue, compared to $3.7 million in the first quarter of this year. The decrease, compared to the first quarter, is in part due to full quarter benefits of cost savings realized from the integration of our acquired companies. Product development expenses were $900,000 in the second quarter, or 9% of revenue, compared to $1 million in the first quarter of 2001. This reduction is due to additional technological synergies we were able to realize from our acquisitions. Non-cash stock-based compensation charges were $700,000 during the second quarter of this year, or 7% of revenue, compared to $1 million in the first quarter of 2001. This decrease reflects the declining amortization rate of our deferred stock-based compensation balance. Our net loss for the quarter was $1 million, or $(0.03) per share based on the weighted average number of 36.5 million shares outstanding. This compares to a net profit of $2.4 million, or $0.07 per share for the second quarter of 2000. However, including interest income and excluding certain non-cash and non-recurring charges, we generated a pro forma operating loss of $529,000 in the quarter, or $(0.01) per share, which was better than our guidance for the quarter. This compares to a pro forma operating income of $267,000 in the first quarter of 2001. As we have emphasized with our stockholders, our focus during this period of market softness is to reduce expenses and preserve cash in order to maintain our financial strength and enhance our competitive position for the future. To that end, we finished the quarter with $121 million in cash, working capital of $126 million, total assets of $144 million and stockholders' equity of $124 million. Our net accounts receivable balance for the quarter was $9.7 million compared to $11.2 million at the end of the first quarter of 2001. This reduction is primarily due to a lower sales volume in the second quarter, combined with a continued focus on tightly managing our accounts receivable balances. Cash used in operating activities during the quarter was $1.1 million, while cash provided by investing activities was $6.3 million for the second quarter, due to the sale of our

DoubleClick stock. In terms of our guidance for the third quarter of this year, we believe we will generate between $10.0 to $10.5 million in revenue, based on the domestic and international market factors that Jim mentioned. Additionally, we are confident that we will maintain our strong gross margins in the 49% to 51% range. At these revenue and gross margin levels, we project a pro forma operating loss, which is defined as our cash loss from operations plus our interest income, to be approximately $(0.02) per share in the third quarter. I will now turn the call back over to Jim for some closing comments.

J. ZARLEY: Thank you, Kurt, and thanks to everyone who has joined us on this call today. As I've said repeatedly in the past, we believe the key to success is to focus on and excel at what we do well—delivering consistent performance. Our performance this year has been marked mainly by our vigilance in delivering consistently high gross margins and meeting earnings expectations. It has also been typified by our relentless focus on new product development and M&A activity that continues to diversify our offerings to the marketplace, and to enhance our strength and stability. Strength and stability is our key focus. We have concentrated an enormous amount of energy during the past year to ensure that ValueClick is a strong, stable company that clients can rely on and that investors can believe in. The foundation we have continued to build has allowed us to weather this market better than most, and has positioned us to benefit more than most when conditions become more favorable. That completes our presentation, and I will now turn the program back over to the operator for any questions.

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ValueClick, Inc. and Mediaplex, Inc. filed with the Securities and Exchange Commission a preliminary joint proxy statement/prospectus regarding the proposed business combination transaction referenced in the following information. In addition, ValueClick, Inc. and Mediaplex, Inc. will prepare and file with the Commission a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of ValueClick and Mediaplex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed with the Commission by ValueClick and Mediaplex at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and other documents filed by ValueClick with the Commission may also be obtained for free from ValueClick by directing a request to ValueClick, Inc., 4360 Park Terrace Drive, Suite 100, Westlake Village, California 91361. Attention: Investor Relations, telephone: (818) 575-4500.

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VALUECLICK, INC. Moderator: Kurt Johnson July 26, 2001 3:30 pm CT